

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2013

Via Facsimile
Mr. Wang Chen
Chief Executive Officer
Shengkai Innovations, Inc.
No. 106 Zhonghuan South Road
Airport Industrial Park
Tianjin, China 300308

> **Re: Shengkai Innovations, Inc.**
> **Form 10-K/A for the Fiscal Year Ended June 30, 2012**
> **Filed June 27, 2013**
> **File No. 1-34587**

Dear Mr. Wang:

We have reviewed your response letter dated June 27, 2013 and have the following comment.

Form 10-K/A for the Fiscal Year Ended June 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

Critical Accounting Policies and Estimates, page 58

Accounting for the Impairment of Long-Lived Assets

1.   We note your response to prior comment two, from our letter dated June 13, 2012, and your proposed disclosure. As previously requested, please revise your critical accounting policy in future filings to disclose the level at which you assess impairment for material asset classes, including buildings and machinery and equipment, and explain how you consider significant declines in revenue and potential over-capacity in your assessments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding this comment.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

cc: Wei Wang, Esq.
        Sichenzia Ross Friedman Ference LLP